

2005 Annual Report





PROCESSED
MAY 08 2006
THOMSON
FINANCIAL

Vicon Industries, Inc.

Letter To Our Shareholders

To Our Shareholders

Fiscal 2005, which ended on September 30, 2005, was a year of progress, notwithstanding our disappointment in an operating performance which was below expectations. Nevertheless, throughout the year the Company remained focused on its key strategic goal of developing a comprehensive digital video product line and related sales channel that will be the platform on which Vicon's future will be built.



While the security industry is growing worldwide, the operating demographics of the marketplace have changed dramatically in recent years. After the terrorist attacks of September 11th, many large multinational corporations entered the security industry through acquisitions of varying security equipment manufacturers, software providers and installation companies. At the same time, the global security industry is in the middle of a technology shift from analog-based video systems to digital or a hybrid of both. The combination of these factors has presented the Company with significant challenges in recent years. Aside from the sizable investment in digital video product development, sales methodology and channels also required realignment and modification. Considerable time and effort in fiscal 2005 was spent in these areas and in seeking product partners to leverage revenue growth.

Fiscal 2005 yielded some solid achievements, foremost being the award in August 2005 of a contract to be the Exclusive National Direct Vendor for CCTV systems to the U.S. Postal Service. The Company had been the exclusive supplier to the Postal Service from July 1997 to June 2001. The contract is for an initial two-year period with three two-year renewal options. Vicon is honored to be awarded this contract and will be supplying the Postal Service with many of our new digital products.

To realign our domestic sales channel more closely with our product lines, a Platinum Reseller Program was launched late in fiscal 2005 designed to attract the industry's top system integrators to Vicon as well as increase business with existing key accounts. The program has been well received by the targeted accounts and we believe the results will begin to show in 2006. In addition, sales managers were added to further develop national accounts and interface with independent system design and engineering firms.

In Europe, we have long desired to gain a foothold in the sizeable German video security market. To accomplish that, at the start of the 2005 fiscal year we acquired out of bankruptcy Videotronic InfoSystems GmbH, a 30-year-old German video equipment supply company. Throughout 2005 over $2 million

was invested in Videotronic, which had to rebuild almost every aspect of its business. In fiscal 2005, Videotronic achieved revenue of $6.2 million and lost $357,000 on an operating basis. Further restructuring at Videotronic will be necessary in order to achieve the results we desire.

On the product front, we introduced a number of ViconNet™-based IP cameras in 2005. ViconNet is our video management software application that manages digital video networks. Our flagship camera lines of Surveyor™ and Roughneck™ now offer network ready video directly from the camera source, adding to the flexibility of the ViconNet platform. Throughout the year, our developers were busy writing and testing ViconNet Version 3.0, which was installed in Kollector™ network recorders and servers in January 2006. Among other things, Version 3.0 includes unique mapping features which provide users interactive capability with security sites. Today, ViconNet is one of the industry's most stable and reliable platforms for managing network video on an enterprise scale. ViconNet Version 4.0 is already in development and will be the backbone for future product offerings scheduled on our digital video roadmap.

We continue to be embroiled in a patent infringement litigation that was first filed against the Company in May 2003. Since then the Company has expended nearly $1.5 million in legal fees, $661,000 alone in fiscal 2005. We have steadfastly defended ourselves because the Company and its patent attorneys believe the suit is without merit and the plaintiff has been unreasonable with respect to settlement discussions.

Over a year ago, the Company filed a petition for re-examination of the patent by the U.S. Patent and Trademark Office (PTO). In April 2005, the PTO found sufficient evidence to re-examine the patent. We are awaiting the outcome of the re-examination. Unless a reasonable settlement can be reached, we will continue to assert our defenses in this matter, unfortunately at a significant cost to the Company.

Operationally, the Company took some significant steps in 2005 to improve margins and lower costs. Late in fiscal 2005 we completed a six-month effort to transfer the production of Kollector video recorders and servers from our Israeli operation to an independent U.S. P.C. manufacturer. The change is expected to provide significant cost savings, not only in lower production costs but shorter production cycles, lower inventories and freight costs. We have been reluctant to abandon or cripple our strategic objectives through excessive cost cutting measures, as this becomes counter-productive and also impacts the Company's ability to grow. Revenue growth is the key to Vicon's success and is the principal focus of management.

As always, I wish to thank the Vicon employees for their dedication and efforts, our business partners and especially our loyal customers for their trust and confidence in our products, services and people.



Kenneth M. Darby
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: September 30, 2005

Commission File No. 1-7939

VICON INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

NEW YORK	**11-2160665**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

89 Arkay Drive, Hauppauge, New York	**11788**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(631) 952-2288**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01	**American Stock Exchange**
(Title of class)	(Name of each exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___ No_X___

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ___ No_X___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934)

Yes ___ No_X___

The aggregate market value of voting and non-voting Common Stock held by non-affiliates of the registrant based upon the closing price of $3.25 per share as of March 31, 2005 was approximately $9,480,000.

The number of shares outstanding of the registrant's Common Stock as of December 15, 2005 was 4,569,584.

PART I

ITEM 1 - BUSINESS

General

Vicon Industries, Inc. ("the Company"), incorporated in 1967, designs, manufactures, assembles and markets a wide range of video systems and system components used for security, surveillance, safety and control purposes by a broad group of end users. A video system is typically a private network that can transmit and receive video, audio and data signals in accordance with the operational needs of the user. The Company's primary business focus is the design of digital video systems and components that it produces and sells worldwide, primarily to installing dealers, system integrators, government entities and distributors.

The Company operates within the electronic protection segment of the security industry that includes, among others: fire and burglar alarm systems, access control, video systems and asset protection. The U.S. security industry consists of thousands of individuals and businesses (exclusive of public sector law enforcement) that provide products and services for the protection and monitoring of life, property and information. The security industry includes fire and burglar alarm systems, access control, video systems, asset protection, guard services and equipment, locks, safes, armored vehicles, security fencing, private investigations, biometric systems and others. The Company's products are typically used for crime deterrence, visual documentation, observation of inaccessible or hazardous areas, enhancing safety, managing liability, obtaining cost savings (such as lower insurance premiums), managing control systems and improving the efficiency and effectiveness of personnel. The Company's products are used in, among others, office buildings, manufacturing plants, apartment complexes, retail stores, government facilities, airports, transportation operations, prisons, casinos, hotels, sports arenas, health care facilities and financial institutions.

Products

The Company's product line consists of approximately 700 products, of which about half represent model variations. The Company's product line consists of various elements of a video system, including network video servers and related video management software, analog and IP cameras, digital recorders, display units (monitors), matrix switching equipment for video distribution, robotic camera dome systems, system controls, and consoles for system assembly. The Company provides a comprehensive line of products due to the many varied climatic and operational environments in which the products are expected to perform. In addition to selling from a standard catalog line, the Company at times produces to specification or will modify an existing product to meet customer requirements.

The Company's products range in price from $10 for a simple camera mounting bracket to several hundred thousand dollars (depending upon configuration) for a large digital control, transmission, recording, storage and video matrix switching system.

Marketing

The Company's marketing emphasizes engineered video system solutions which includes system design, project management, technical training and support. The Company promotes and markets its products through industry trade shows worldwide, product brochures and catalogues, direct marketing and electronic mailings to existing and prospective customers, product videos, website promotions, in-house training seminars for customers and end users, road shows which preview new systems and system components, and advertising through trade and end user magazines and the Company's web site (www.vicon-cctv.com). The Company's products are sold principally to over 1,000 independent dealers, system integrators and distributors. Sales are made principally by field sales engineers and inside customer service representatives. The Company's sales effort is supported by in-house customer service coordinators and technical support groups which provide product information, application engineering, design detail, field project management, and hardware and software technical support.

The Company's products are employed in video system installations by: (1) commercial and industrial users, such as office buildings, manufacturing plants, warehouses, apartment complexes, shopping malls and retail stores; (2) federal, state, and local governments for national security purposes, municipal facilities, prisons, and military installations; (3) financial institutions, such as banks, clearing houses, brokerage firms and depositories, for security purposes; (4) transportation departments for highway traffic control, bridge and tunnel monitoring, and airport, subway, bus and seaport security and surveillance; (5) gaming casinos, where video surveillance is often mandated by regulatory authorities; and (6) health care facilities, such as hospitals, particularly psychiatric wards and intensive care units.

The Company's principal sales offices are located in Hauppauge, New York; Fareham, England; Zaventem, Belgium; and Neumunster, Germany.

International Sales

The Company sells its products in Europe, Scandinavia and the Middle East through its U.K. based subsidiary and elsewhere outside the U.S. principally by direct export from its U.S. based parent company. In October 2004, the Company acquired all of the operating assets of Videotronic Infosystems GmbH, a 30-year old Germany based video system supplier, to expand its presence into the sizable German video security market. The Company has a few territorial exclusivity agreements with customers but primarily uses a wide range of installation companies and distributors in international markets. In Australia, Japan and Norway, the Company permits independent sales representatives to use the Company's name for marketing purposes.

Direct export sales and sales from the Company's foreign subsidiaries amounted to $27.0 million, $22.3 million and $21.1 million or 48%, 42% and 41% of consolidated net sales in fiscal years 2005, 2004, and 2003, respectively. The Company's principal foreign markets are Europe, the Middle East and the Pacific Rim, which together accounted for approximately 81% of international sales in fiscal 2005.

Competition

The Company operates in a highly competitive marketplace both domestically and internationally. The Company competes by providing high-end video systems and system components that incorporate broad capability together with high levels of customer service and technical support. Generally, the Company does not compete based on price alone.

The Company's principal engineered video systems competitors include the following companies or their affiliates: Matsushita (Panasonic), Pelco Sales Company, Bosch Security Systems, Inc., Sensormatic Electronics Corp. division of Tyco International, GE Security Systems and Honeywell Security Systems. Many additional companies, both domestic and international, produce products that compete against one or more of the Company's system components. In addition, many consumer video electronic companies or their affiliates, including Matsushita Electric Corp. (Panasonic), Mitsubishi Electric Corporation, Sanyo Electric Co., Ltd. and Sony Corporation, compete with the Company for the sale of video products and systems. Almost all of the Company's principal competitors are larger companies whose financial resources and scope of operations are substantially greater than the Company's.

Engineering and Development

The Company's engineering and development is focused on new and improved video systems and system components. In recent years, the trend of product development and demand within the video security and surveillance market has been toward the application of digital technology, principally relating to the compression, transmission, storage, manipulation, imaging and display of digital video. As the demands of the Company's target market segment require the Company to keep pace with changes in technology, the Company has focused its engineering effort in these developing areas. During the past three years, the Company substantially increased its product development expenditures to meet the accelerating market shift to network capable (digital) video systems. Development projects are chosen and prioritized based on direct customer feedback, the Company's analysis as to the needs of the marketplace, anticipated technological advances and market research.

At September 30, 2005, the Company employed a total of 40 engineers in the following areas: software development, mechanical design, manufacturing/testing and electrical and circuit design. Engineering and development expense amounted to approximately 9% of net sales in each of fiscal years 2005, 2004 and 2003.

Source and Availability of Raw Materials

The Company relies upon independent manufacturers and suppliers to manufacture and assemble certain of its proprietary products and expects to continue to rely on such entities in the future. The Company's relationships with independent manufacturers, assemblers and suppliers are not covered by formal contractual agreements.

Raw materials and components purchased by the Company and its suppliers are generally readily available in the market, subject to market lead times at the time of order. The Company is not dependent upon any single source for a significant amount of its raw materials or components.

Intellectual Property

The Company owns, and has pending, a limited number of design and utility patents expiring at various times. The Company owns certain trademarks and several other trademark applications are pending both in the United States and in Europe. Most of the Company's key products employ proprietary software which is protected by copyright. The Company considers its software products to be unique and is a principal element in the differentiation of the Company's products from its competition. However, the laws of certain foreign countries do not protect intellectual property rights to the same extent or in the same manner as the laws of the U.S. The Company has no significant licenses, franchises or concessions with respect to any of its products or business dealings. In addition, the Company does not believe its limited number of patents or its lack of licenses, franchises and concessions to be of substantial significance. However, the Company is a defendant in a patent infringement suit as discussed in "Item 3 - Legal Proceedings", the outcome of which could possibly have a material effect on the Company's business.

Inventories

The Company generally maintains sufficient finished goods inventory levels to respond to unanticipated customer demand, since most sales are to installing dealers and contractors who normally do not carry any significant inventory. The Company principally builds inventory to known or anticipated customer demand. In addition to normal safety stock levels, certain additional inventory levels may be maintained for products with long purchase and manufacturing lead times. The Company believes that it is important to carry adequate inventory levels of parts, components and products to avoid production and delivery delays that detract from its sales effort.

Backlog

The backlog of orders believed to be firm as of September 30, 2005 and 2004 was approximately $6.7 million and $4.7 million, respectively. Orders are generally cancelable without penalty at the option of the customer. The Company prefers that its backlog of orders not exceed its ability to fulfill such orders on a timely basis, since experience shows that long delivery schedules only encourage the Company's customers to look elsewhere for product availability.

Employees

At September 30, 2005, the Company employed 218 full-time employees, of whom 9 are officers, 43 are in administration, 91 are in sales and technical service capacities, 40 are in engineering and 35 are production employees. At September 30, 2004, the Company employed 219 persons. There are no collective bargaining agreements with any of the Company's employees and the Company considers its relations with its employees to be good.

ITEM 2 - PROPERTIES

The Company principally operates from an 80,000 square-foot facility located at 89 Arkay Drive, Hauppauge, New York, which it owns. The Company also owns a 14,000 square-foot sales, service and warehouse facility in southern England which services the U.K., Europe and the Middle East. In addition, the Company operates under leases from offices in Manchester, England; Zaventem, Belgium; Yavne, Israel; and Neumunster, Germany. The Company believes that its facilities are adequate to meet its current and foreseeable operating needs.

ITEM 3 - LEGAL PROCEEDINGS

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company may attempt to settle the case. However, there can be no assurance that any settlement can be reached.

In connection with this suit, the Company filed a request with the U.S. Patent and Trademark Office for reexamination of the plaintiff's patent. In April 2005, such request was granted by the U.S. Patent and Trademark Office, who found sufficient evidence to warrant a reexamination of the plaintiff's patent.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5 - MARKET FOR THE REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's stock is traded on the American Stock Exchange (AMEX) under the symbol (VII). The following table sets forth for the periods indicated, the range of high and low prices for the Company's Common Stock on AMEX:

Quarter Ended	High	Low
Fiscal 2005		
December	5.75	4.33
March	4.74	3.23
June	3.72	2.55
September	4.80	2.50
Fiscal 2004		
December	4.74	3.90
March	5.25	4.53
June	11.49	4.00
September	5.15	4.47

The last sale price of the Company's Common Stock on December 15, 2005 as reported on AMEX was $3.13 per share. As of December 15, 2005, there were approximately 205 shareholders of record.

The Company has never declared or paid cash dividends on its Common Stock and anticipates that any earnings in the foreseeable future will be retained to finance the growth and development of its business.

On April 26, 2001, the Company announced that its Board of Directors authorized the repurchase of up to $1 million of shares of the Company's common stock, which represented approximately 9.8% of shares outstanding on the announcement date. The following table summarizes repurchases of common stock for the three month period ended September 30, 2005:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
07/01/05-07/31/05	-	$ -	$459,664
08/01/05-08/31/05	-	$ -	$459,664
09/01/05-09/30/05	-	$ -	$459,664
Total	-	$ -	

(1) All repurchases were executed in open market transactions.

ITEM 6 - SELECTED FINANCIAL DATA

(in thousands, except per share data)

FISCAL YEAR	2005	2004	2003	2002	2001
Net sales	$ 56,056	$ 53,533	$ 51,954	$ 54,168	$ 65,365
Gross profit	20,996	19,711	19,091	18,218	21,686
Operating loss	(2,931)	(2,226)	(1,677)	(2,180)	(418)
Income (loss) before income taxes	(3,069)	(2,210)	(1,739)	(2,349)	2,307
Net income (loss) (1)	(2,885)	(2,691)	(4,874)	(1,579)	1,497
Earnings (loss) per share (1):					
Basic	(.63)	(.59)	(1.05)	(.34)	.32
Diluted	(.63)	(.59)	(1.05)	(.34)	.32
Total assets	34,192	38,867	41,893	47,426	51,926
Long-term debt	2,062	2,410	2,732	3,040	3,498
Working capital	19,713	22,793	25,333	27,827	30,005
Property, plant and equipment (net)	6,616	7,090	7,286	7,666	8,139

(1) Fiscal 2003 includes the effects of the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", on October 1, 2002.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Fiscal Year 2005 Compared with 2004

Net sales for 2005 increased 5% to $56.1 million compared with $53.5 million in 2004. Net sales for 2005 included $6.2 million of sales from the Company's German subsidiary, Videotronic, whose operating assets were acquired on October 1, 2004. Domestic sales decreased 7% to $29.1 million compared with $31.2 million in 2004. International sales, excluding the Company's Videotronic subsidiary, decreased 7% to $20.8 million compared with $22.3 million in 2004. The backlog of unfilled orders was $6.7 million at September 30, 2005 compared with $4.7 million at September 30, 2004.

Gross profit margins for 2005 increased to 37.5% compared with 36.8% in 2004. The 2004 margin was negatively impacted by $1.1 million (2.1%) of charges for the phase out of certain discontinued product lines. Excluding the effects of these year ago period charges, the Company's 2005 margins declined as a result of reduced selling prices on its digital video server/recorder product line.

Operating expenses for 2005 increased to $23.9 million or 42.7% of net sales compared with $21.9 million or 41.0% of net sales in 2004. The increase included $2.3 million of operating expenses incurred by the Company's Videotronic subsidiary. In 2005 and 2004, the Company incurred $661,000 and $562,000, respectively, of legal expense in the defense of a patent infringement suit ($1.3 million since inception in 2003). In addition, the Company continued to invest in new product development in 2005, incurring $4.8 million of engineering and development expenses compared with $4.9 million in 2004.

The Company incurred an operating loss of $2.9 million in 2005 compared with a loss of $2.2 million in 2004. The current year results include a $357,000 operating loss from the Company's Videotronic subsidiary as it transitioned from former bankruptcy protection.

Interest expense decreased to $181,000 for 2005 compared with $187,000 in 2004 principally as a result of the paydown of bank borrowings offset, in part, by the effect of increased interest rates during 2005. Interest and other income decreased to $88,000 for 2005 compared with $204,000 in 2004 principally as a result of reduced investable funds during the current year. During 2005, the Company also liquidated the principal portion of its investment in marketable securities, resulting in a $45,000 loss for the year.

Income tax expense for 2005 was $27,000 compared with $481,000 in 2004 relating principally to profits reported by the Company's European operation. The Company has ceased recognizing tax benefits on its U.S. operating losses due to the uncertainty of its future realization.

An extraordinary gain in the amount of $211,000 was recorded in 2005 relating to the Company's acquisition of its Videotronic subsidiary. The gain represents the recovery of tangible net assets acquired in excess of the purchase price of the assets.

As a result of the foregoing, the Company incurred a net loss of $2.9 million in 2005 compared with a net loss of $2.7 million in 2004.

RESULTS OF OPERATIONS

Fiscal Year 2004 Compared with 2003

Net sales for 2004 increased $1.5 million or 3% to $53.5 million compared with $52.0 million in 2003. Domestic sales increased $.3 million or 1% to $31.2 million compared with $30.9 million in 2003. International sales increased $1.2 million or 6% to $22.3 million compared with $21.1 million in 2003. The increase in international sales was due principally to the effects of favorable exchange rate changes as the British pound and Eurodollar strengthened against the U.S. dollar in the current year. The backlog of unfilled orders was $4.7 million at September 30, 2004 compared with $7.4 million at September 30, 2003.

Gross profit margins for 2004 remained relatively unchanged from 2003 levels at 36.8%. In the current year, the Company recognized $1.1 million of charges for the phase out of discontinued product lines with the introductions of the Company's new network video servers/recorders and dome camera product lines. Such inventory provisions were largely offset by increased profit margins from the Company's European-based operations due to the effects of favorable exchange rate changes.

Operating expenses for 2004 were $21.9 million or 41.0% of net sales compared with $20.8 million or 40.0% of net sales in 2003 principally as a result of increased foreign sales office costs largely due to unfavorable currency translation and legal fees associated with the defense of a patent infringement suit. The Company continued to invest in new product development in 2004, incurring $4.9 million of engineering and development expenses, virtually unchanged from 2003 levels. Prior year operating expenses included a performance based compensation charge of $620,000 associated with the introduction of the Company's new digital video product line.

The Company incurred an operating loss of $2.2 million in 2004 compared with a loss of $1.7 million in 2003.

Interest expense decreased $54,000 to $187,000 for 2004 compared with $241,000 in 2003 principally as a result of the paydown of bank borrowings.

Income tax expense for fiscal 2004 was $481,000 compared with $1.8 million in 2003. In fiscal 2003, the Company recognized a $1.9 million income tax charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. Such charge was reduced by the recognition of an available tax effected net operating loss carryback of $225,000. Income tax expense for fiscal 2004 and 2003 included $469,000 and $249,000, respectively, relating to taxes on profits reported by the Company's European operations.

During the six months ended March 31, 2003, the Company completed its required goodwill impairment tests as of October 1, 2002 and determined that the entire carrying amount of goodwill was impaired when tested pursuant to the requirements of a new accounting standard. As a result, a goodwill impairment charge of $1.4 million was recognized as the cumulative effect of a change in accounting principle for 2003.

As a result of the foregoing, the Company incurred a net loss of $2.7 million in 2004 compared with a net loss of $4.9 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities was $514,000 for 2005 due primarily to the $2.9 million net loss incurred for the year offset, in part, by a $2.6 million reduction in inventories. Net cash provided by investing activities was $574,000 for 2005, which included a $2.0 million liquidation of marketable securities offset by the $868,000 acquisition of the Company's Videotronic subsidiary operating assets and $557,000 of general capital expenditures. Net cash used in financing activities was $285,000 in 2005, which included $286,000 of scheduled repayments of bank mortgage loans. As a result of the foregoing, cash decreased by $245,000 for 2005 after the effect of exchange rate changes on the cash position of the Company.

The Company's European-based subsidiary maintains a bank overdraft facility that provides for maximum borrowings of one million Pounds Sterling (approximately $1,770,000) to support its local working capital requirements. This facility expires in February 2006. At September 30, 2005 and 2004, there were no outstanding borrowings under this facility.

The following is a summary of the Company's long-term debt and material operating lease obligations as of September 30, 2005:

Year	Debt Repayments	Lease Commitments	Total
2006	$ 409,000	$ 329,000	$ 738,000
2007	322,000	174,000	496,000
2008	1,740,000	37,000	1,777,000

The Company has incurred operating losses in recent years which, if continued, could exhaust the Company's cash reserves and limit its ability to secure additional bank financing, if needed. The Company has instituted certain plans to preserve its cash, including cost cutting measures and inventory reduction initiatives. Based upon the achievement of such plans, the Company believes that it will have sufficient cash to meet its anticipated operating costs, capital expenditures and debt service requirements for at least the next twelve months.

The Company does not have any off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a material effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company may attempt to settle the case. However, there can be no assurance that any settlement can be reached.

In connection with this suit, the Company filed a request with the U.S. Patent and Trademark Office for reexamination of the plaintiff's patent. In April 2005, such request was granted by the U.S. Patent and Trademark Office, who found sufficient evidence to warrant a reexamination of the plaintiff's patent.

Critical Accounting Policies

The Company's significant accounting policies are fully described in Note 1 to the consolidated financial statements included in Part IV. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to the adoption of EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the delivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company provides for the estimated cost of product warranties at the time revenue is recognized. While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

The Company writes down its inventory for estimated obsolescence and slow moving inventory equal to the difference between the carrying cost of inventory and the estimated net realizable market value based upon assumptions about future demand and market conditions. Technology changes and market conditions may render some of the Company's products obsolete and additional inventory write-downs may be required. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

The Company assesses the recoverability of the carrying value of its long-lived assets, including identifiable intangible assets with finite useful lives, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates the recoverability of such assets based upon the expectations of undiscounted cash flows from such assets. If the sum of the expected future undiscounted cash flows were less than the carrying amount of the asset, a loss would be recognized for the difference between the fair value and the carrying amount.

The Company's ability to recover the reported amounts of deferred income tax assets is dependent upon its ability to generate sufficient taxable income during the periods over which net temporary tax differences become deductible. In fiscal 2003, the Company recognized a $1.9 million charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance was determined to be appropriate during that period due to updated judgments in light of the Company's operating losses in current and past years and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. The Company plans to provide a full valuation allowance against its deferred tax assets until such time that it can achieve a sustained level of profitability or other positive evidence arises that would demonstrate an ability to recover such assets.

The Company is subject to proceedings, lawsuits and other claims related to labor, product and other matters. The Company assesses the likelihood of an adverse judgment or outcomes for these matters, as well as the range of potential losses. A determination of the reserves required, if any, is made after careful analysis. The required reserves may change in the future due to new developments.

Recent Accounting Pronouncements

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two prescribed methods. The "modified prospective" method requires compensation cost to be recognized based on the requirements of SFAS No. 123(R) for all outstanding vested stock option grants and all share-based payments granted after the effective date. Such method allows for the use of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has adopted Statement 123(R) on October 1, 2005. The adoption of this statement will have the effect of reducing net income and earnings per share or increasing net loss and net loss per share as compared to what would have been reported under the current requirements. The Company is presently unable to determine the precise future annual impact of this statement on its results of operations since such determination would require knowledge of future events and facts unknown to the Company at this time. However, at September 30, 2005, the Company had 294,253 unvested options on which future compensation cost will be recognized.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4", which adopts wording from the International Accounting Standards Board's IAS 2, "Inventories", in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs and wasted materials are required to be treated as current period charges rather than as a portion of inventory costs. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. SFAS No. 151 will become effective for the Company's fiscal year ending September 30, 2006. The Company does not expect that the adoption of SFAS No. 151 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 is effective for the Company's fiscal year ending September 30, 2007 and requires retrospective application to prior period financial statements of voluntary changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The Company's consolidated financial position, results of operations or cash flows will only be impacted by SFAS No. 154 if it implements a voluntary change in accounting principle or correct accounting errors in future periods.

Foreign Currency Activity

The Company's foreign exchange exposure is principally limited to the relationship of the U.S. dollar to the British pound sterling, the Euro and the Israeli shekel.

Sales by the Company's U.K. and German based subsidiaries to customers in Europe and the Middle East are made in British pounds sterling (pounds) or Eurodollars (Euros). In fiscal 2005, approximately $4.1 million of products were sold by the Company to its U.K. based subsidiary for resale. The Company attempts to minimize its currency exposure on intercompany sales through the purchase of forward exchange contracts.

The Company's Israeli based subsidiary incurs shekel based operating expenses which are funded by the Company in U.S. dollars. In past years, the Company had purchased forward exchange contracts to minimize its currency exposure on these expenses during periods of favorable fluctuating exchange rates.

As of September 30, 2005, the Company had forward exchange contracts outstanding with notional amounts aggregating $1.2 million. The Company also attempts to reduce the impact of an unfavorable exchange rate condition through cost reductions from its suppliers and shifting product sourcing to suppliers transacting in more stable and favorable currencies.

In general, the Company seeks lower costs from suppliers and enters into forward exchange contracts to mitigate short-term exchange rate exposures. However, there can be no assurance that such steps will be effective in limiting long-term foreign currency exposure.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. The Company has a policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes.

The Company enters into forward exchange contracts to hedge certain foreign currency exposures and minimize the effect of such fluctuations on reported earnings and cash flow (see "Foreign Currency Activity", Note 1 "Derivative Instruments" and "Fair Value of Financial Instruments" to the accompanying financial statements). At September 30, 2005, the Company's foreign currency exchange risks included an aggregate $1.8 million of intercompany account balances between the Company and its subsidiaries, which are short term and will be settled in fiscal 2006. The following sensitivity analysis assumes an instantaneous 10% change in foreign currency exchange rates from year-end levels, with all other variables held constant.

At September 30, 2005, a 10% strengthening or weakening of the U.S. dollar versus the British pound would result in a $180,000 decrease or increase, respectively, in the intercompany accounts receivable balance. Certain of such foreign currency exchange risk at September 30, 2005 has been hedged by $1.2 million of forward exchange contracts.

At September 30, 2005, the Company had $1.6 million of outstanding floating rate bank debt which was covered by an interest rate swap agreement that effectively converts the foregoing floating rate debt to stated fixed rates (see "Note 6. Long-Term Debt" to the accompanying financial statements). Thus, the Company has substantially no net interest rate exposures on these instruments. However, the Company had approximately $736,000 of floating rate bank debt that is subject to interest rate risk as it was not covered by an interest rate swap agreement. The Company does not believe that a 10% fluctuation in interest rates would have a material effect on its consolidated financial position and results of operations.

Related Party Transactions

Refer to Item 13 and "Note 14. Related Party Transactions" to the accompanying financial statements.

Inflation

The impact of inflation on the Company has been minimal in recent years as the rate of inflation remains low. However, inflation continues to increase costs to the Company. As operating expenses and production costs increase, the Company principally seeks to increase sales and lower its product cost where possible.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements in this Report on Form 10-K and other statements made by the Company or its representatives that are not strictly historical facts including, without limitation, statements included herein under the captions "Results of Operations" and "Liquidity and Financial Condition" are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 that should be considered as subject to the many risks and uncertainties that exist in the Company's operations and business environment. The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause the actual results, performance and/or achievements of the Company to differ materially from any future results, performance or

achievements, express or implied, by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company also assumes no obligation to publicly update or revise its forward-looking statements or to advise of changes in the assumptions and factors on which they are based.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Part IV, Item 15, for an index to consolidated financial statements and financial statement schedules.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the fourth quarter of the fiscal year ended September 30, 2005 that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

The Company's size dictates that it conducts business with a minimal number of financial and administrative employees, which inherently results in a lack of documented controls and segregation of duties within the Company and its operating subsidiaries. Management will continue to evaluate the employees involved and the control procedures in place, the risks associated with such lack of segregation and whether the potential benefits of adding employees to clearly segregate duties justifies the expense associated with such added personnel. In addition, management is aware that many of the internal controls that are in place at the Company are undocumented controls. The Company is working to document these controls to be in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Limitations on the Effectiveness of Controls

The Company believes that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

ITEM 9B – OTHER INFORMATION

None.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The Executive Officers and Directors of the Company are as follows:

Name	Age	Position
Kenneth M. Darby	59	Chairman of the Board, President and Chief Executive Officer
Thomas Finstein	48	Executive Vice President, Products and Operations
John M. Badke	46	Senior Vice President, Finance and Chief Financial Officer
Peter A. Horn	50	Vice President, Operations
Bret M. McGowan	40	Vice President, U.S. Sales and Marketing
Yacov A. Pshtissky	54	Vice President, Technology and Development
Joan L. Wolf	51	Executive Administrator and Corporate Secretary
Christopher J. Wall	52	Managing Director, Vicon Industries Ltd.
Yigal Abiri	56	General Manager, Vicon Systems Ltd.
Clifton H.W. Maloney	68	Director
Peter F. Neumann	71	Director
W. Gregory Robertson	62	Director
Arthur D. Roche	67	Director

The business experience, principal occupations and employment, as well as period of service, of each of the officers and directors of the Company during at least the last five years are set forth below.

Kenneth M. Darby - Chairman of the Board, President and Chief Executive Officer. Mr. Darby has served as Chairman of the Board since April 1999, as Chief Executive Officer since April 1992 and as President since October 1991. He has served as a director since 1987. Mr. Darby also served as Chief Operating Officer and as Executive Vice President, Vice President, Finance and Treasurer of the Company. He joined the Company in 1978 as Controller after more than nine years at Peat Marwick Mitchell & Co., a public accounting firm. Mr. Darby's current term on the Board ends in May 2008.

Thomas Finstein – Executive Vice President, Products and Operations. Mr. Finstein joined the Company in May 2004 as Executive Vice President, Products and Operations. Prior to joining the Company, Mr. Finstein served as President and CEO of ProAct Technologies, an HR and Benefits Software Solutions Company with whom he was employed from October 2001 until May 2004. Prior to that, he served as Vice President and General Manager of Hyperion Solutions, a Business Intelligence Software Solutions Company with whom he was employed from January 1996 until October 2001.

John M. Badke – Senior Vice President, Finance and Chief Financial Officer. Mr. Badke has been Senior Vice President, Finance since May 2004 and Chief Financial Officer since December 1999. Previously, he was Vice President, Finance since October 1998 and served as Controller since joining the Company in 1992. Prior to joining the Company, Mr. Badke was Controller for NEK Cable, Inc. and an audit manager with the international accounting firms of Arthur Andersen & Co. and Peat Marwick Main & Co.

Peter A. Horn - Vice President, Operations. Mr. Horn has been Vice President, Operations since June 1999. From 1995 to 1999, he was Vice President, Compliance and Quality Assurance. Prior to that time, he served as Vice President in various capacities since his promotion in May 1990.

Bret M. McGowan – Vice President, U.S. Sales and Marketing. Mr. McGowan was promoted to Vice President, U.S. Sales and Marketing in April 2005. From 2001 to 2005, he served as Vice President, Marketing. Previously, he served as Director of Marketing since 1998 and as Marketing Manager since 1994. He joined the Company in 1993 as a Marketing Specialist.

Yacov A. Pshtissky - Vice President, Technology and Development. Mr. Pshtissky has been Vice President, Technology and Development since May 1990. Mr. Pshtissky was Director of Electrical Product Development from March 1988 through April 1990.

Joan L. Wolf – Executive Administrator and Corporate Secretary. Ms. Wolf has been Executive Administrator since she joined the Company in 1990 and was appointed to the non-operating officer position of Corporate Secretary in May 2002.

Christopher J. Wall - Managing Director, Vicon Industries Ltd. Mr. Wall has been Managing Director, Vicon Industries Ltd. since February 1996. Previously he served as Financial Director, Vicon Industries Ltd. since joining the Company in 1989. Prior to joining the Company he held a variety of senior financial positions within Westland plc, a UK aerospace company.

Yigal Abiri – General Manager, Vicon Systems Ltd. Mr. Abiri has been General Manager, Vicon Systems Ltd. since joining the Company in August 1999. Previously, he served as President of QSR, Ltd., a developer and manufacturer of remote video surveillance equipment.

Clifton H.W. Maloney – Director. Mr. Maloney has been a director of the Company since May 2004. Mr. Maloney is the President of C.H.W. Maloney & Co., Inc., a private investment firm that he founded in 1981. From 1974 to 1984, he was a Vice President in investment banking at Goldman, Sachs & Co. Mr. Maloney is a Director of Interpool, Inc., Chromium Industries, Inc. and The Wall Street Fund. His current term on the Board ends in May 2007.

Peter F. Neumann - Director. Mr. Neumann has been a director of the Company since 1987. He is the retired President of Flynn-Neumann Agency, Inc., an insurance brokerage firm. Mr. Neumann's current term on the Board ends in May 2006.

W. Gregory Robertson - Director. Mr. Robertson has been a director of the Company since 1991. He is President of TM Capital Corporation, a financial services company which he founded in 1989. From 1985 to 1989, he was employed by Thomson McKinnon Securities, Inc. as head of investment banking and public finance. Mr. Robertson's current term on the Board ends in May 2007.

Arthur D. Roche - Director. Mr. Roche has been a director of the Company since 1992. He served as Executive Vice President and co-participant in the Office of the President of the Company from August 1993 until his retirement in November 1999. For the six months prior to that time, Mr. Roche provided consulting services to the Company. In October 1991, Mr. Roche retired as a partner of Arthur Andersen & Co., an international accounting firm which he joined in 1960. His current term on the Board ends in May 2008.

There are no family relationships between any director, executive officer or person nominated or chosen by the Company to become a director or officer.

Audit Committee Financial Expert

All independent directors are members of the Audit Committee. The Board of Directors has determined that Arthur D. Roche, Chairman of the Audit Committee, qualifies as an "Audit Committee Financial Expert", as defined by Securities and Exchange Commission Rules, based on his education, experience and background. Mr. Roche is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all its employees, including its chief executive officer, chief financial and accounting officer, controller, and any persons performing similar functions. Such Code of Ethics is published on the Company's internet website (www.vicon-cctv.com).

Compliance with Section 16(a) of the Exchange Act

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the year ended September 30, 2005 and certain written representations that no Form 5 is required, no person who, at any time during the year ended September 30, 2005 was a director, officer or beneficial owner of more than 10 percent of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act failed to file on a timely basis, as disclosed in the above forms, reports required by Section 16(a) of the Exchange Act during the year ended September 30, 2005, except that a director and three officers each filed one late report on Form 3 as to their director and officer appointments, respectively, and as to grants of stock options to such individuals.

ITEM 11 - EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid for all services rendered to the Company during 2005, 2004 and 2003 by the Chief Executive Officer and the Company's most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 during any such year.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Award	Securities Underlying Options (#)	LTIP Payouts	All Other Compen-sation
Kenneth M. Darby	2005	$ 298,462	$ 75,000 (1)	-	-	-	-	-
Chairman and	2004	310,000	75,000 (1)	-	-	-	-	-
Chief Executive Officer	2003	310,000	75,000 (1)	-	-	100,000	-	-
Thomas Finstein	2005	$ 225,000	$ 35,000 (1)	-	-	10,000	-	-
Executive	2004	90,000	20,000 (2)	-	-	20,000	-	-
Vice President	2003	-	-	-	-	-	-	-
John M. Badke	2005	$ 165,000	$ 35,000 (1)	-	-	5,000	-	-
Senior Vice President	2004	152,000	35,000 (1)	-	-	-	-	-
and Chief Financial Officer	2003	145,000	35,000 (1)	-	-	25,000	-	-
Christopher J. Wall	2005	$ 176,000	$ 14,000 (3)	-	-	5,000	-	-
Managing Director	2004	148,000	113,000 (3)	-	-	-	-	-
Vicon Industries Ltd.	2003	129,000	89,000 (3)	-	-	20,000	-	-
Yigal Abiri	2005	$ 160,000	$ -	-	-	-	-	$ 90,000 (6)
General Manager	2004	160,000	10,725 (4)	-	-	-	-	66,946 (5)
Vicon Systems Ltd.	2003	125,000	25,000 (4)	-	-	10,000	-	620,000 (6)

(1) Represents cash bonus approved by the Board of Directors upon the recommendation of its Compensation Committee.

(2) Represents an incentive sign-on bonus.

(3) Represents sales and profit related bonus based on financial results of Vicon Industries Ltd.

(4) Represents discretionary bonus.

(5) Represents $43,938 of severance pay paid into a management insurance policy and $23,008 paid as compensation for accrued vacation.

(6) Represents performance based compensation associated with the introduction of the Company's new digital video product line.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
	No. of Options Granted	% of Total Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Thomas Finstein	10,000	11.6%	$3.00	5/11	$ 10,203	$ 23,147
John Badke	5,000	5.8%	$3.00	5/11	$ 5,101	$ 11,573
Christopher Wall	5,000	5.8%	$3.00	5/11	$ 5,101	$ 11,573

Options granted in the year ended September 30, 2005 were issued under the 1999 Incentive Stock Option Plan, the 2002 Non-Qualified Stock Option Plan and the 2002 Incentive Stock Option Plan and are exercisable as follows: up to 30% of the shares on the second anniversary of the grant date, an additional 30% of the shares on the third anniversary of the grant date, and the balance of the shares on the fourth anniversary of the grant date, except that no option is exercisable after the expiration of six years from the date of grant.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

			At September 30, 2005	
			Number of Securities Underlying Unexercised Options	Value of Unexercised In-the-money Options (2)
Name	Shares Acquired on Exercise	Value Realized (1)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Kenneth M. Darby	-0-	-0-	59,492 / 62,047	$ 4,530 / $ 9,470
Thomas Finstein	-0-	-0-	-0- / 30,000	-0- / 800
John M. Badke	-0-	-0-	24,461 / 23,900	1,698 / 3,382
Christopher J. Wall	-0-	-0-	6,000 / 19,000	840 / 2,360
Yigal Abiri	-0-	-0-	23,000 / 7,000	4,500 / -0-

(1) Calculated based on the difference between the closing quoted market prices per share at the dates of exercise and the exercise prices.

(2) Calculated based on the difference between the closing quoted market price ($3.08) and the exercise price.

Employment Agreements

Mr. Darby is a party to an employment agreement with the Company that provides for an annual salary of $310,000 through fiscal year 2006. Messrs. Finstein and Badke are parties to employment agreements that provide for annual salaries of $225,000 and $150,000, respectively, through April 30, 2006 and December 31, 2005, respectively. Each of these agreements provide for payment in an amount up to three times the average annual compensation for the previous five years if there is a change in control of the Company without Board of Director approval. Mr. Wall is a party to an employment agreement with the Company that provides for an annual salary of $168,000 through fiscal year 2006. Certain of the aforementioned agreements were executed subsequent to September 30, 2005, the terms of which are disclosed in Item 15(a)(3). In addition, the agreements provide for severance benefits of $620,000, $225,000 and $300,000 for Messrs. Darby, Finstein and Badke, respectively, under certain occurrences.

Directors' Compensation and Term

Directors are compensated at an annual rate of $16,000 for regular Board meetings and $1,000 per committee meeting attended in person or by teleconference. The Chairman of the Audit Committee also receives an annual retainer of $8,000. Employee directors are not compensated for Board or committee meetings. Directors may not stand for reelection after age 70, except that any director may serve one additional three-year term after age 70 with the unanimous consent of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors consists of Messrs. Maloney, Neumann, Robertson and Roche, none of whom has ever been an officer of the Company except for Mr. Roche, who served as Executive Vice President from August 1993 until his retirement in November 1999.

Board Compensation Committee Report

The Compensation Committee's compensation policies applicable to the Company's officers for 2005 were to pay a competitive market price for the services of such officers, taking into account the overall performance and financial capabilities of the Company and the officer's individual level of performance.

Mr. Darby makes recommendations to the Compensation Committee as to the base salary and incentive compensation of all officers other than himself. The Committee reviews these recommendations with Mr. Darby and, after such review, determines compensation. In the case of Mr. Darby, the Compensation Committee makes its determination after direct negotiation with him. For each officer, the committee's determinations are based on its conclusions concerning each officer's performance and comparable compensation levels for similarly situated officers at comparable companies. The overall level of performance of the Company is taken into account but is not specifically related to the base salary of these officers. Also, the Company has established an incentive compensation plan for certain officers, which provides for a specified bonus upon the Company's achievement of certain annual sales and/or profitability targets.

The Compensation Committee grants options to officers to link compensation to the performance of the Company. Options are exercisable in the future at the fair market value at the time of grant, so that an officer granted an option is rewarded by the increase in the price of the Company's stock. The committee grants options to officers based on significant contributions of such officer to the performance of the Company. In addition, in determining Mr. Darby's salary and bonus for service as Chief Executive Officer, the committee considers the responsibility assumed by him in formulating, implementing and managing the operational and strategic objectives of the Company.

This graph compares the return of $100 invested in the Company's stock on October 1, 2000, with the return on the same investment in the AMEX U.S. Market Index and the AMEX Technology Index.



Performance Graph Data

Date	Vicon Industries, Inc.	AMEX U.S. Market Index	AMEX Technology Index
10/01/00	100	100	100
10/01/01	105	72	81
10/01/02	95	64	50
10/01/03	128	81	72
10/01/04	145	94	83
10/01/05	95	112	84

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's Common Stock as of December 15, 2005 by (i) those persons known by the Company to be beneficial owners of more than 5% of the Company's outstanding Common Stock; (ii) each current executive officer named in the Summary Compensation Table; (iii) each director; and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)		% of Class
CBC Co., Ltd. and affiliates 2-15-13 Tsukishima, Chuo-ku, Tokyo, Japan 104	543,715		11.1%
Al Frank Asset Management, Inc. 32392 Coast Highway, Suite 260 Laguna Beach, CA 92651	284,814	(11)	5.8%
Dimensional Fund Advisors 1299 Ocean Avenue Santa Monica, CA 90401	273,600	(12)	5.6%
**			
C/O Vicon Industries, Inc.			
Kenneth M. Darby	324,080	(2)	6.6%
Arthur D. Roche	151,601	(3)	3.1%
John M. Badke	41,800	(4)	*
Peter F. Neumann	37,072	(5)	*
W. Gregory Robertson	33,847	(6)	*
Yigal Abiri	23,000	(7)	*
Christopher J. Wall	21,300	(8)	*
Clifton H.W. Maloney	15,000	(9)	*
Thomas Finstein	-		*
Total all Executive Officers and Directors as a group (13 persons)	754,463	(10)	15.4%

* Less than 1%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment control over the shares of stock owned.
(2) Includes currently exercisable options to purchase 73,988 shares.
(3) Includes 50,000 shares held by Mr. Roche's wife and currently exercisable options to purchase 21,947 shares.
(4) Includes currently exercisable options to purchase 30,361 shares.
(5) Includes currently exercisable options to purchase 20,000 shares.
(6) Includes currently exercisable options to purchase 21,947 shares.
(7) Includes currently exercisable options to purchase 23,000 shares.
(8) Includes currently exercisable options to purchase 9,000 shares.
(9) Includes currently exercisable options to purchase 15,000 shares.
(10) Includes currently exercisable options to purchase 257,365 shares.
(11) Al Frank Asset Management, Inc. had voting control over 168,117 shares and investment control over 284,814 shares.
(12) Dimensional Fund Advisors had voting control over 269,200 shares and investment control over 273,600 as investment advisor and manager for various mutual funds and other clients. These shares are beneficially owned by such mutual funds or other clients.

EQUITY COMPENSATION PLAN INFORMATION
at September 30, 2005

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	582,741	$3.35	39,975
Equity compensation plans not approved by security holders	-	-	-
Total	582,741	$3.35	39,975

EQUITY COMPENSATION GRANTS NOT APPROVED BY SECURITY HOLDERS

Through September 30, 2005, the Company had granted certain of its officers with deferred compensation benefits aggregating 97,337 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or, in the case of 70,647 shares, the expiration of one officer's employment agreement in September 2006. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company and CBC Co., Ltd. (CBC), a Japanese corporation which beneficially owns 11.1% of the outstanding shares of the Company, have been conducting business with each other for approximately twenty-six years. During this period, CBC has served as a lender, a product supplier and sourcing agent, and a private label reseller of the Company's products. CBC has also acted as the Company's sourcing agent for the purchase of certain video products. In fiscal 2005, the Company purchased approximately $566,000 of products and components from or through CBC. CBC competes with the Company in various markets, principally in the sale of video products and systems. Sales of all products to CBC were $362,000 in 2005. In fiscal 2003, the Company recognized $180,000 of revenues received from CBC pursuant to the completion of a contract to develop certain new product technology.

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit Fees

The aggregate fee arrangements with BDO Seidman, LLP for professional services rendered for the audit of the Company's consolidated annual financial statements and the review of the financial statements included in the Company's quarterly reports on Form 10-Q for fiscal years 2005 and 2004 were approximately $158,000 and $143,000, respectively.

Tax Fees

The aggregate fees billed by BDO Seidman, LLP for tax compliance, tax advice and tax planning during fiscal years 2005 and 2004 were approximately $46,000 and $41,000, respectively. All these fees were pre-approved by the Audit Committee.

Audit Related Fees

None.

All Other Fees

None.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval generally is provided for an annual period and any pre-approval is detailed as to the particular service or category of services and is subject to a specific limit. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis, which must be accompanied by a detailed explanation for each proposed service. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

Included in Part IV, Item 15:

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Consolidated Statements of Operations, fiscal years ended September 30, 2005, 2004, and 2003

Consolidated Balance Sheets at September 30, 2005 and 2004

Consolidated Statements of Shareholders' Equity, fiscal years ended September 30, 2005, 2004, and 2003

Consolidated Statements of Cash Flows, fiscal years ended September 30, 2005, 2004, and 2003

Notes to Consolidated Financial Statements, fiscal years ended September 30, 2005, 2004, and 2003

(a) (2) Financial Statement Schedule

Included in Part IV, Item 15:

Schedule II - Valuation and Qualifying Accounts for the years ended September 30, 2005, 2004, and 2003

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and, therefore, have been omitted.

15(a)(3) Exhibit Numbers	Exhibits Description	Exhibit Number or Incorporation by Reference to
3	(.1) Articles of Incorporation and By-Laws, as amended	Incorporated by reference to the 1985 Annual Report on Form 10-K; Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C of the 1987 Proxy Statement
	(.2) Amendment of the Certificate of Incorporation dated May 7, 2002	Incorporated by reference to the 2002 Annual Report on Form 10-K
4	Instruments defining the rights of security holders	
	(.1) Rights Agreement dated December 4, 2001 between the Registrant and Computershare Investor Services	Incorporated by reference to the 2001 Annual Report on Form 10-K
10	Material Contracts	
	(.1) Employment Contract dated November 1, 2005 between the Registrant and Kenneth M. Darby	10.1
	(.2) 1994 Incentive Stock Option Plan	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.3) 1994 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.4) 1996 Incentive Stock Option Plan	Incorporated by reference to the 1997 Annual Report on Form 10-K
	(.5) 1996 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1997 Annual Report on Form 10-K
	(.6) Commercial fixed rate loan agreement between the Registrant and National Westminster Bank PLC dated April 8, 1997	Incorporated by reference to the June 30, 1997 filing on Form 10-Q

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
23	Consents	
	(.1) Consent of BDO Seidman, LLP	23.1
	(.2) Consent of KPMG LLP	23.2
31	Rule 13a-14(a)/15d-14(a) Certifications	
	(.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.1
	(.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.2
32	Section 1350 Certifications	
	(.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.1
	(.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.2

No other exhibits are required to be filed.

Other Matters - Form S-8 and S-2 Undertaking

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-7892 (filed June 30, 1986), 33-34349 (filed April 1, 1990), 33-90038 (filed February 24, 1995), 333-30097 (filed June 26, 1997), 333-71410 (filed October 11, 2001) and 333-116361 (filed June 10, 2004) and on Form S-2 No. 333-46841 (effective May 1, 1998):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

15(a)(3) Exhibit Numbers	Exhibits Description	Exhibit Number or Incorporation by Reference to
3	(.1) Articles of Incorporation and By-Laws, as amended	Incorporated by reference to the 1985 Annual Report on Form 10-K; Form S-2 filed in Registration Statement No. 33-10435 and Exhibit A, B and C of the 1987 Proxy Statement
	(.2) Amendment of the Certificate of Incorporation dated May 7, 2002	Incorporated by reference to the 2002 Annual Report on Form 10-K
4	Instruments defining the rights of security holders	
	(.1) Rights Agreement dated December 4, 2001 between the Registrant and Computershare Investor Services	Incorporated by reference to the 2001 Annual Report on Form 10-K
10	Material Contracts	
	(.1) Employment Contract dated November 1, 2005 between the Registrant and Kenneth M. Darby	10.1
	(.2) 1994 Incentive Stock Option Plan	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.3) 1994 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1994 Annual Report on Form 10-K
	(.4) 1996 Incentive Stock Option Plan	Incorporated by reference to the 1997 Annual Report on Form 10-K
	(.5) 1996 Non-Qualified Stock Option Plan for Outside Directors	Incorporated by reference to the 1997 Annual Report on Form 10-K
	(.6) Commercial fixed rate loan agreement between the Registrant and National Westminster Bank PLC dated April 8, 1997	Incorporated by reference to the June 30, 1997 filing on Form 10-Q

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
	(.7) Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.8) Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.9) Mortgage and Security Agreement in the amount of $2,512,000 between the Registrant and The Dime Savings Bank of New York, FSB dated January 29, 1998	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.10) Interest rate master swap agreement between the Registrant and KeyBank National Association dated December 11, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.11) Schedule to the master agreement between the Registrant and KeyBank National Association dated December 11, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.12) Swap transaction confirmation with a notional amount of $2,512,000 between the Registrant and KeyBank National Association dated December 30, 1997	Incorporated by reference to the December 31, 1997 filing on Form 10-Q
	(.13) Advice of borrowing terms between the Registrant and National Westminster Bank PLC dated March 18, 2005	Incorporated by reference to the March 31, 2005 filing on Form 10-Q
Report	(.14) Loan Agreement between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual on Form 10-K
Report	(.15) Mortgage Note between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual on Form 10-K

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
	(.16) Mortgage and Security Agreement in the amount of $1,200,000 between the Registrant and The Dime Savings Bank of New York, FSB dated October 12, 1999	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.17) 1999 Incentive Stock Option Plan	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.18) 1999 Non-Qualified Stock Option Plan	Incorporated by reference to the 1999 Annual Report on Form 10-K
	(.19) 2002 Incentive Stock Option Plan	Incorporated by reference to the 2002 Annual Report on Form 10-K
	(.20) 2002 Non-Qualified Stock Option Plan	Incorporated by reference to the 2002 Annual Report on Form 10-K
	(.21) Employment Agreement dated May 3, 2004 between the Registrant and Thomas Finstein	Incorporated by reference to the 2004 Annual Report on Form 10-K
	(.22) Employment Agreement dated January 1, 2004 between the Registrant and John M. Badke	Incorporated by reference to the 2004 Annual Report on Form 10-K
	(.23) Employment Agreement dated October 31, 2005 between the Registrant and Bret M. McGowan	10.23
	(.24) Employment Agreement dated February 8, 1996 between the Registrant and Christopher J. Wall	Incorporated by reference to the 2004 Annual Report on Form 10-K
	(.25) Side Letter to the Employment Agreement between the Registrant and Christopher J. Wall dated November 18, 2005	10.25
21	Subsidiaries of the Registrant	Incorporated by reference to the Notes to the Consolidated Financial Statements

Exhibit Numbers	Description	Exhibit Number or Incorporation by Reference to
23	Consents	
	(.1) Consent of BDO Seidman, LLP	23.1
	(.2) Consent of KPMG LLP	23.2
31	Rule 13a-14(a)/15d-14(a) Certifications	
	(.1) Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.1
	(.2) Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	31.2
32	Section 1350 Certifications	
	(.1) Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.1
	(.2) Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	32.2

No other exhibits are required to be filed.

Other Matters - Form S-8 and S-2 Undertaking

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into registrant's Registration Statements on Form S-8 Nos. 33-7892 (filed June 30, 1986), 33-34349 (filed April 1, 1990), 33-90038 (filed February 24, 1995), 333-30097 (filed June 26, 1997), 333-71410 (filed October 11, 2001) and 333-116361 (filed June 10, 2004) and on Form S-2 No. 333-46841 (effective May 1, 1998):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Vicon Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Vicon Industries, Inc. as of September 30, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years ended September 30, 2005. In connection with our audit of the consolidated financial statements, we also have audited the financial statement schedule as listed in Part IV, item 15(a)(2) for the fiscal years ended September 30, 2005 and 2004. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vicon Industries, Inc. at September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Melville, New York
December 8, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Vicon Industries, Inc.:

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Vicon Industries, Inc. and subsidiaries (the "Company") for the fiscal year ended September 30, 2003. In connection with our audit, we also audited the related fiscal 2003 financial statement schedule as listed in Part IV, item 15(a)(2) for the fiscal year ended September 30, 2003. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2003 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Vicon Industries, Inc. and subsidiaries for the fiscal year ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Melville, New York
January 14, 2004

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Fiscal Years Ended September 30, 2005, 2004 and 2003

	2005	2004	2003
Net sales	$ 56,055,715	$ 53,532,631	$ 51,953,650
Cost of sales	35,060,060	33,821,618	32,862,590
Gross profit	20,995,655	19,711,013	19,091,060
Operating expenses:			
Selling, general and administrative expense	19,152,692	17,058,460	15,889,164
Engineering and development expense	4,773,516	4,878,981	4,879,294
	23,926,208	21,937,441	20,768,458
Operating loss	(2,930,553)	(2,226,428)	(1,677,398)
Other expense (income):			
Interest expense	181,126	187,390	240,843
Interest and other income	(88,026)	(204,224)	(179,716)
Loss on sale of marketable securities	44,936	-	-
Loss before income taxes	(3,068,589)	(2,209,594)	(1,738,525)
Income tax expense	27,000	481,000	1,763,023
Loss before extraordinary gain and cumulative effect of a change in accounting principle	(3,095,589)	(2,690,594)	(3,501,548)
Extraordinary gain (Note 15)	210,968	-	-
Cumulative effect of a change in accounting principle (Note 2)	-	-	(1,372,606)
Net loss	$ (2,884,621)	$ (2,690,594)	$ (4,874,154)
Basic and diluted loss per share:			
Loss before extraordinary gain and cumulative effect of a change in accounting principle	$ (.68)	$ (.59)	$ (.75)
Extraordinary gain	.05	-	-
Cumulative effect of a change in accounting principle	-	-	(.30)
Net loss	$ (.63)	$ (.59)	$ (1.05)

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2005 and 2004

ASSETS	**2005**	**2004**
Current Assets:		
Cash and cash equivalents	$ 5,818,178	$ 6,063,198
Marketable securities	121,830	2,118,698
Accounts receivable (less allowance of $1,297,000 in 2005 and $1,162,000 in 2004)	10,125,967	9,661,563
Inventories:		
Parts, components and materials	2,277,415	3,239,461
Work-in-process	2,782,761	3,675,122
Finished products	5,406,593	5,758,990
	10,466,769	12,673,573
Recoverable income taxes	-	239,402
Prepaid expenses and other current assets	419,942	388,347
Total current assets	26,952,686	31,144,781
Property, plant and equipment:		
Land	1,217,450	1,224,850
Buildings and improvements	5,730,548	5,720,721
Machinery, equipment and vehicles	5,942,803	5,452,557
	12,890,801	12,398,128
Less accumulated depreciation and amortization	6,274,975	5,307,699
	6,615,826	7,090,429
Other assets	623,393	631,807
TOTAL ASSETS	$34,191,905	$38,867,017
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 409,343	$ 348,615
Accounts payable	2,462,671	3,282,671
Accrued compensation and employee benefits	2,353,849	2,048,417
Accrued expenses	1,403,734	1,541,888
Unearned revenue	566,065	792,073
Income taxes payable	44,306	337,632
Total current liabilities	7,239,968	8,351,296
Long-term debt	2,061,825	2,410,190
Unearned revenue	582,679	401,352
Other long-term liabilities	328,953	790,834
Commitments and contingencies - Note 12		
Shareholders' equity:		
Common stock, par value $.01 per share authorized - 25,000,000 shares issued - 4,857,401 and 4,849,046 shares	48,574	48,490
Capital in excess of par value	22,459,478	22,505,100
Retained earnings	2,281,045	5,165,666
	24,789,097	27,719,256
Treasury stock at cost, 287,817 shares in 2005 and 283,317 shares in 2004	(1,299,999)	(1,278,884)
Accumulated other comprehensive income	557,045	617,239
Deferred compensation	(67,663)	(144,266)
Total shareholders' equity	23,978,480	26,913,345
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$34,191,905	$38,867,017

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Fiscal Years Ended September 30, 2005, 2004, and 2003

	Shares	Common Stock	Capital in excess of par value	Retained earnings	Treasury Stock	Accumulated other comprehensive income	Deferred compensation	Total share-holders' equity
Balance September 30, 2002	4,823,979	$ 48,239	$ 21,760,002	$ 12,730,414	$ (842,024)	$ (157,924)	$ -	$ 33,538,707
Comprehensive income (loss):								
Net loss	-	-	-	(4,874,154)	-	-	-	(4,874,154)
Foreign currency translation adjustment	-	-	-	-	-	272,188	-	272,188
Unrealized loss on derivatives	-	-	-	-	-	(16,009)	-	(16,009)
Unrealized loss on marketable securities	-	-	-	-	-	(6,555)	-	(6,555)
Total comprehensive income (loss)	-	-	-	-	-	-	-	(4,624,530)
Repurchases of common stock	-	-	-	-	(138,175)	-	-	(138,175)
Exercise of stock options	8,597	87	26,001	-	-	-	-	26,088
Stock-based compensation	-	-	43,345	-	-	-	-	43,345
Deferred compensation awards and amortization	-	-	610,289	-	-	-	(220,993)	389,296
Balance September 30, 2003	4,832,576	48,326	22,439,637	7,856,260	(980,199)	91,700	(220,993)	29,234,731
Comprehensive income (loss):								
Net loss	-	-	-	(2,690,594)	-	-	-	(2,690,594)
Foreign currency translation adjustment	-	-	-	-	-	459,779	-	459,779
Unrealized gain on derivatives	-	-	-	-	-	107,782	-	107,782
Unrealized loss on marketable securities	-	-	-	-	-	(42,022)	-	(42,022)
Total comprehensive income (loss)	-	-	-	-	-	-	-	(2,165,055)
Repurchases of common stock	-	-	-	-	(298,685)	-	-	(298,685)
Exercise of stock options	16,470	164	38,359	-	-	-	-	38,523
Stock-based compensation	-	-	27,104	-	-	-	-	27,104
Deferred compensation amortization	-	-	-	-	-	-	76,727	76,727
Balance September 30, 2004	4,849,046	48,490	22,505,100	5,165,666	(1,278,884)	617,239	(144,266)	26,913,345
Comprehensive income (loss):								
Net loss	-	-	-	(2,884,621)	-	-	-	(2,884,621)
Foreign currency translation adjustment	-	-	-	-	-	(201,918)	-	(201,918)
Unrealized gain on derivatives	-	-	-	-	-	95,198	-	95,198
Change in unrealized loss on marketable securities	-	-	-	-	-	46,526	-	46,526
Total comprehensive income (loss)	-	-	-	-	-	-	-	(2,944,815)
Repurchases of common stock	-	-	-	-	(21,115)	-	-	(21,115)
Exercise of stock options	8,355	84	22,096	-	-	-	-	22,180
Stock-based compensation	-	-	(67,718)	-	-	-	-	(67,718)
Deferred compensation amortization	-	-	-	-	-	-	76,603	76,603
Balance September 30, 2005	4,857,401	$ 48,574	$ 22,459,478	$ 2,281,045	$ (1,299,999)	$ 557,045	$ (67,663)	$ 23,978,480

See accompanying notes to consolidated financial statements.

VICON INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal Years Ended September 30, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net loss	$(2,884,621)	$(2,690,594)	$(4,874,154)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	999,942	1,046,553	1,133,110
Amortization of deferred compensation	76,603	76,727	-
Stock compensation expense	(67,718)	27,104	43,345
Deferred income taxes	-	-	1,853,957
Extraordinary gain on acquisition	(210,968)	-	-
Loss on sale of marketable securities	44,936	-	-
Cumulative effect of a change in accounting principle	-	-	1,372,606
Change in assets and liabilities:			
Accounts receivable, net	133,959	1,728,523	(431,820)
Inventories	2,605,961	(470,812)	1,563,024
Recoverable income taxes	239,402	1,813,260	(339,934)
Prepaid expenses and other current assets	(36,549)	325,889	(197,284)
Other assets	6,434	(98,919)	(40,489)
Accounts payable	(847,762)	688,172	111,802
Accrued compensation and employee benefits	277,966	4,462	173,842
Accrued expenses	(137,935)	(900,647)	904,714
Unearned revenue	(48,048)	(595,074)	(994,643)
Income taxes payable	(299,358)	233,309	(51,981)
Other liabilities	(366,684)	254,731	317,096
Net cash provided by (used in) operating activities	(514,440)	1,442,684	543,191
Cash flows from investing activities:			
Capital expenditures	(556,643)	(730,102)	(674,429)
Acquisition, net of cash acquired	(868,000)	-	-
Net decrease (increase) in marketable securities	1,998,458	1,165,053	(3,332,328)
Net cash provided by (used in) investing activities	573,815	434,951	(4,006,757)
Cash flows from financing activities:			
Repayments of U.S. term loan	-	-	(825,000)
Repayments of long-term debt	(286,470)	(324,639)	(479,346)
Proceeds from exercise of stock options	22,180	38,523	26,088
Repurchases of common stock	(21,115)	(298,685)	(138,175)
Net cash used in financing activities	(285,405)	(584,801)	(1,416,433)
Effect of exchange rate changes on cash	(18,990)	(65,784)	(55,657)
Net increase (decrease) in cash	(245,020)	1,227,050	(4,935,656)
Cash at beginning of year	6,063,198	4,836,148	9,771,804
Cash at end of year	$ 5,818,178	$ 6,063,198	$ 4,836,148
Cash paid during the fiscal year for:			
Income taxes	$ 345,396	$ 309,780	$ 328,566
Interest	$ 176,435	$ 233,898	$ 245,892

See accompanying notes to consolidated financial statements.

NOTE 1. Summary of Significant Accounting Policies

Nature of Business

The Company designs, manufactures, assembles and markets video systems and system components for use in security, surveillance, safety and control purposes by end users. The Company markets its products worldwide primarily to installing dealers, systems integrators, government entities and distributors.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vicon Industries, Inc. (the Company) and its wholly owned subsidiaries: Vicon Industries Limited and subsidiary (Videotronic Infosystems GmbH) and TeleSite U.S.A., Inc. and subsidiary (Vicon Systems Ltd.), after elimination of intercompany accounts and transactions.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. As it relates to product sales, revenue is generally recognized when products are sold and title is passed to the customer. Shipping and handling costs are included in cost of sales. Advance service billings under a national supply contract with one customer are deferred and recognized as revenues on a pro rata basis over the term of the service agreement. Pursuant to the adoption of EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables", the Company evaluates multiple-element revenue arrangements for separate units of accounting, and follows appropriate revenue recognition policies for each separate unit. Elements are considered separate units of accounting provided that (i) the delivered item has stand-alone value to the customer, (ii) there is objective and reliable evidence of the fair value of the delivered item, and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially within the control of the Company. As applied to the Company, under arrangements involving the sale of product and the provision of services, product sales are recognized as revenue when the products are sold and title is passed to the customer, and service revenue is recognized as services are performed. For products that include more than incidental software, and for separate licenses of the Company's software products, the Company recognizes revenue in accordance with the provisions of Statement of Position 97-2, "Software Revenue Recognition", as amended.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit and amounts invested in highly liquid money market funds.

Marketable Securities

Marketable securities consist of mutual fund investments in U.S. government debt securities. Such securities are stated at market value and are classified as available-for-sale under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, with unrealized gains and losses reported in other comprehensive income as a component of shareholders' equity. The cost of such securities was $123,881 and $2,167,275 at September 30, 2005 and 2004, respectively, with $2,051 and $48,577 of unrealized losses included in the carrying amounts at September 30, 2005 and 2004, respectively.

Allowances for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are valued at the lower of cost (on a moving average basis which approximates a first-in, first-out method) or market. When it is determined that a product or product line will be sold below carrying cost, affected on hand inventories are written down to their estimated net realizable values.

Long-Lived Assets

Property, plant, and equipment are recorded at cost. Depreciation and amortization of assets under capital leases, is computed by the straight-line method over the estimated useful lives of the related assets. Machinery, equipment and vehicles are being depreciated over periods ranging from 2 to 10 years. The Company's buildings are being depreciated over periods ranging from 25 to 40 years and leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Fully depreciated fixed assets are retired from the balance sheet when they are no longer in use. During fiscal year 2005, the Company wrote down $5.9 million of fully depreciated fixed assets effective as of September 30, 2004 for comparative disclosure purposes.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Engineering and Development

Product engineering and development costs are charged to expense as incurred, and amounted to approximately $4,800,000, $4,900,000 and $4,900,000 in fiscal 2005, 2004, and 2003, respectively.

Earnings (Loss) Per Share

Basic EPS is computed based on the weighted average number of common shares outstanding. Diluted EPS reflects the maximum dilution that would have resulted from the exercise of stock options, warrants and incremental shares issuable under a deferred compensation agreement (see Note 11). In periods when losses are incurred, the effects of these securities would be antidilutive and, therefore, excluded from the computation of diluted EPS.

Foreign Currency Translation

The Company translates the financial statements of its foreign subsidiaries by applying the current rate method under which assets and liabilities are translated at the exchange rate on the balance sheet date, while revenues, costs, and expenses are translated at the average exchange rate for the reporting period. The resulting cumulative translation adjustment of $573,000 and $775,000 at September 30, 2005 and 2004, respectively, is recorded as a component of shareholders' equity in accumulated other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company. In fiscal 2005 and 2004, the Company recognized a valuation allowance against its entire net deferred tax asset balance due to the uncertainty of future realization (see Note 5 for further discussion).

Product Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized (see Note 4). While the Company engages in product quality programs and processes, including monitoring and evaluating the quality of its component suppliers, its warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from its estimates, revisions to the estimated warranty liability may be required.

Derivative Instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", establishes accounting and reporting standards for derivative instruments as either assets or liabilities in the statement of financial position based on their fair values. Changes in the fair values are required to be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as effective cash flow hedges, changes in fair values are recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings.

The Company does not use derivative instruments for speculative or trading purposes. Derivative instruments are primarily used to manage exposures related to transactions with the Company's Europe and Israel based subsidiaries and interest rate risk on certain variable rate bank indebtedness. To accomplish this, the Company uses certain contracts, primarily foreign currency forward contracts ("forwards") and interest rate swaps, which minimize cash flow risks from changes in foreign currency exchange rates and interest rates, respectively. These derivatives have been designated as cash flow hedges for accounting purposes.

As of September 30, 2005, the Company had an interest rate swap and currency forwards outstanding with notional amounts aggregating $1.6 million and $1.2 million, respectively, whose aggregate fair value was a liability of approximately $14,000. The change in the fair value of these derivatives is reflected in other comprehensive income in the accompanying statement of shareholders' equity, net of tax where applicable. The forwards have maturities of less than one year and require the Company to exchange currencies at specified dates and rates. The interest rate swap matures in the same amounts and over the same periods as the related debt. The Company considers the credit risk related to the interest rate swaps and the forwards to be low because such instruments are entered into with financial institutions having high credit ratings and are generally settled on a net basis. There were no gains or losses recognized in operations due to hedge ineffectiveness during the three-year period ended September 30, 2005. The Company does not expect the amounts that are currently classified in accumulated other comprehensive income that are expected to be recognized in operations in the next fiscal year to be material.

Fair Value of Financial Instruments

The carrying amounts for trade accounts and other receivables, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments. The carrying amounts of the Company's long-term debt instruments approximate fair value. The Company's interest rate swap agreement is carried at its fair market value (which was a liability of approximately $58,000 at September 30, 2005). This value represents the estimated amount the Company would need to pay if such agreement was terminated before maturity, principally resulting from market interest rate decreases. The fair value of the Company's foreign currency forward exchange contracts is estimated by obtaining quoted market prices. The contracted exchange rates on committed forward exchange contracts was approximately $44,000 more favorable than the market rates for similar term contracts at September 30, 2005.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Accounting for Stock-Based Compensation

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock-based compensation. Under APB No. 25, compensation expense would be recorded if, on the date of grant, the market price of the underlying stock exceeded its exercise price. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123" ("SFAS No. 148"), the Company has retained the accounting prescribed by APB No. 25 and has presented the disclosure information prescribed by SFAS No. 123 and SFAS No. 148 below.

Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this Statement. The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004 and 2003:

	2005	2004	2003
Risk-free interest rate	3.8%	3.5%	2.7%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	62.2%	67.9%	68.0%
Weighted average expected life	4 years	4 years	4 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

In the Company's consolidated financial statements, no compensation expense has been recognized for stock option grants issued under any of the Company's fixed stock option plans. See Note 9 for discussion of variable stock option plans. Had compensation expense for fixed stock option grants issued been determined under the fair value method of SFAS No. 123, the Company's net loss and loss per share (EPS) for the fiscal years ended September 30, 2005, 2004 and 2003 would have been:

	2005	2004	2003
Reported net loss	$ (2,884,621)	$ (2,690,594)	$ (4,874,154)
Stock-based compensation cost, net of tax	(194,935)	(227,113)	(351,138)
Pro forma net loss	$ (3,079,556)	$ (2,917,707)	$ (5,225,292)
Reported basic and diluted EPS	$ (.63)	$ (.59)	$ (1.05)
Pro forma basic and diluted EPS	$ (.67)	$ (.63)	$ (1.13)
Weighted average fair value of options granted	$ 1.52	$ 2.90	$ 1.79

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable, net realizable value of inventory, warranty obligations, deferred tax valuation and assessments of the recoverability of the Company's long-lived assets. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 2. Goodwill

The Company adopted SFAS No. 142 on October 1, 2002 and, accordingly, discontinued amortization of goodwill as of that date. In the second quarter ended March 31, 2003, the Company completed the transitional goodwill impairment testing required under SFAS No. 142. In accordance with SFAS No. 142, such testing included a comparison of the fair value of each of the Company's reporting units to the carrying amounts of each unit's net assets, and a determination of the implied fair value of each reporting unit's goodwill. Based upon an independent valuation conducted as of October 1, 2002, and the results of the transitional impairment testing, the Company recognized an impairment charge of approximately $1.4 million (primarily resulting from a change in measurement from undiscounted to discounted cash flows), as a cumulative effect of a change in accounting principle in 2003.

NOTE 3. Short-Term Borrowings

The Company's European-based subsidiary maintains a bank overdraft facility that provides for maximum borrowings of one million Pounds Sterling ($1,770,000) and is secured by all the assets of the subsidiary. This facility expires in February 2006. During fiscal 2005 and 2004, there were no outstanding borrowings under this facility.

NOTE 4. Accrued Warranty Obligation

The Company recognizes the estimated cost associated with its standard warranty on products at the time of sale. The estimate is based on historical warranty claim cost experience. The following is a summary of the changes in the Company's accrued warranty obligation (which is included in accrued expenses) for the years ended September 30, 2005 and 2004:

Balance as of September 30, 2003	$ 325,000
Deduct: Expenditures	(295,000)
Add: Provision	511,000
Balance as of September 30, 2004	$ 541,000
Deduct: Expenditures	(302,000)
Add: Provision	213,000
Balance as of September 30, 2005	$ 452,000

NOTE 5. Income Taxes

The components of income tax expense for the fiscal years indicated are as follows:

	2005	2004	2003
Federal:			
Current	$ -	$ -	$ (339,934)
Deferred	-	-	1,853,957
	-	-	1,514,023
State	8,805	12,015	-
Foreign	18,195	468,985	249,000
Total income tax expense	$ 27,000	$ 481,000	$ 1,763,023

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate follows:

	2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent
U.S. statutory tax	$ (972,000)	(34.0)%	$ (751,000)	(34.0)%	$ (591,000)	(34.0)%
Increase in valuation allowance	1,019,000	35.6	1,408,000	63.7	2,436,000	140.1
Prior year loss carryback refund	-	-	-	-	(115,000)	(6.6)
State tax, net of federal benefit	6,000	0.2	8,000	0.4	-	-
Dissolution of subsidiary	-	-	(192,000)	(8.7)	-	-
Other	(26,000)	(0.9)	8,000	0.4	33,000	1.9
Effective tax rate	$ 27,000	0.9%	$ 481,000	21.8%	$ 1,763,000	101.4%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at September 30, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		
Inventories	$ 797,000	$ 902,000
Deferred compensation accruals	199,000	171,000
Severance accruals	289,000	183,000
Warranty accrual	166,000	198,000
Depreciation	240,000	224,000
Allowance for doubtful accounts receivable	414,000	356,000
Unearned revenue	268,000	307,000
Net operating loss carryforwards	2,621,000	1,614,000
Unrealized loss on derivatives	5,000	40,000
Other	1,000	18,000
Gross deferred tax assets	5,000,000	4,013,000
Deferred tax liabilities:		
Other	137,000	169,000
Gross deferred tax liabilities	137,000	169,000
Total deferred tax assets and liabilities	4,863,000	3,844,000
Less valuation allowance	(4,863,000)	(3,844,000)
Net deferred tax assets and liabilities	$ -	$ -

In 2003, the Company recognized a $1.9 million charge to provide a valuation allowance against its deferred tax assets due to the uncertainty of future realization. The establishment of such valuation allowance was determined to be appropriate during that period due to updated judgments of future results in light of the Company's operating losses in recent years and the inherent uncertainties of predicting future operating results in periods over which such net tax differences become deductible. Income tax expense for 2003 includes the recognition of an available tax effected net operating loss carryback of $225,000. Deferred U.S. income taxes are not provided on undistributed earnings of foreign subsidiaries as the Company presently intends to reinvest such earnings indefinitely, and any plan to repatriate any of such earnings in the future is not expected to result in a material incremental tax liability to the Company.

The Company has approximately $7.7 million of U.S. federal income tax loss carryforwards that expire in 2023 through 2025.

Pretax domestic loss amounted to approximately $(2,767,000), $(3,856,000) and $(2,458,000) in fiscal years 2005, 2004 and 2003, respectively. Pretax foreign income (loss) amounted to approximately $(91,000), $1,646,000 and $719,000 in fiscal years 2005, 2004 and 2003, respectively.

NOTE 6. Long-Term Debt

Long-term debt is comprised of the following at September 30, 2005 and 2004:

	2005	2004
U.S. bank mortgage loans	$ 2,266,867	$ 2,510,865
U.K. bank term loan	140,124	233,791
Other	64,177	14,149
	2,471,168	2,758,805
Less current maturities	409,343	348,615
	$ 2,061,825	$ 2,410,190

In January 1998, the Company entered into an aggregate $2.9 million mortgage and term loan agreement with a bank to finance the purchase of its principal operating facility. Such agreement includes a $2,512,000 ten-year mortgage loan payable in monthly installments through January 2008, with a $1,188,000 payment due at the end of the term. The agreement also provided a $388,000 five-year term loan that was repaid in monthly installments through January 2003 with a $138,500 payment that was made at the end of the term in February 2003. The mortgage loan bears interest at the bank's prime rate minus 1.35% (5.40% and 3.40% at September 30, 2005 and 2004, respectively) and is secured by all the assets of the Company. At the same time, the Company entered into interest rate swap agreements with the same bank at the time to effectively convert the foregoing floating rate long-term loans to fixed rate loans. Subsequently, such bank sold its local operations, including the Company's loans, to another bank while retaining the Company's interest rate swap agreements. These agreements effectively fixed the Company's interest rate on its $2,512,000 mortgage loan at 7.79%. The interest rate swap agreement matures in the same amounts and over the same periods as the related mortgage loan.

In October 1999, the Company entered into a $1.2 million mortgage loan agreement with its bank to finance the expansion of its principal operating facility. The loan is payable in equal monthly principal installments through January 2008, with a $460,000 payment due at the end of the term. The loan bears interest at the bank's prime rate minus 160 basis points (5.15% and 3.15% at September 30, 2005 and 2004, respectively) or, at the Company's option, LIBOR plus 100 basis points (5.06% and 3.01% at September 30, 2005 and 2004, respectively).

In April 1997, the Company's European-based subsidiary entered into a ten-year 500,000 pound sterling (approximately $885,000) bank term loan. The term loan is payable in equal monthly installments with interest at a fixed rate of 9%. The loan is secured by a first mortgage on the subsidiary's property and contains restrictive covenants that, among other things, require the subsidiary to maintain certain levels of net worth, earnings and debt service coverage.

Current and long-term debt maturing in each of the fiscal years subsequent to September 30, 2005 approximates $409,000 in 2006, $322,000 in 2007 and $1,740,000 in 2008.

NOTE 7. Other Comprehensive Income

The accumulated other comprehensive income balances at September 30, 2005 and 2004 consisted of the following:

	2005	2004
Foreign currency translation adjustment	$ 572,846	$ 774,764
Unrealized loss on derivatives	(13,750)	(108,948)
Unrealized loss on securities	(2,051)	(48,577)
Accumulated other comprehensive income	$ 557,045	$ 617,239

NOTE 8. Segment and Related Information

The Company operates in one industry which encompasses the design, manufacture, assembly and marketing of video systems and system components for the electronic protection segment of the security industry. The Company manages its business segments primarily on a geographic basis. The Company's principal reportable segments are comprised of its United States (U.S.) and United Kingdom (Europe) based operations. Its U.S. based operations consist of Vicon Industries, Inc., the Company's corporate headquarters and principal operating entity. Its Europe based operations consist of Vicon Industries Limited and its newly acquired Videotronic subsidiary, which market and distribute the Company's products principally within Europe and the Middle East. Other segments principally include the operations of Vicon Systems Ltd., an Israeli based wholly owned subsidiary which designs and produces the Company's principal digital video systems.

The Company evaluates performance and allocates resources based on, among other things, the net profit for each segment, which excludes intersegment sales and profits. Segment information for the fiscal years ended September 30, 2005, 2004 and 2003 is as follows:

2005	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 35,993,000	$ 19,627,000	$ 436,000	$ -	$ 56,056,000
Intersegment net sales	4,146,000	-	5,699,000	(9,845,000)	-
Net income (loss)	(2,937,000)	(109,000)	77,000	84,000	(2,885,000)
Interest expense	159,000	118,000	1,000	(97,000)	181,000
Interest income	164,000	26,000	12,000	(114,000)	88,000
Depreciation and amortization	686,000	130,000	184,000	-	1,000,000
Total assets	25,187,000	9,421,000	1,747,000	(2,163,000)	34,192,000
Capital expenditures	$ 338,000	$ 72,000	$ 147,000	$ -	$ 557,000

2004	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 36,451,000	$ 16,637,000	$ 445,000	$ -	$ 53,533,000
Intersegment net sales	4,820,000	-	6,456,000	(11,276,000)	-
Net income (loss)	(3,639,000)	1,177,000	(261,000)	32,000	(2,691,000)
Interest expense	162,000	147,000	2,000	(124,000)	187,000
Interest income	269,000	45,000	4,000	(114,000)	204,000
Depreciation and amortization	721,000	209,000	117,000	-	1,047,000
Total assets	27,438,000	10,744,000	3,503,000	(2,818,000)	38,867,000
Capital expenditures	$ 456,000	$ 174,000	$ 100,000	$ -	$ 730,000

2003	U.S.	Europe	Other	Consolidating	Totals
Net sales to external customers	$ 34,745,000	$ 15,486,000	$ 1,723,000	$ -	$ 51,954,000
Intersegment net sales	6,043,000	-	3,870,000	(9,913,000)	-
Net income (loss)	(4,880,000)	471,000	(346,000)	(119,000)	(4,874,000)
Interest expense	204,000	158,000	7,000	(128,000)	241,000
Interest income	282,000	21,000	-	(123,000)	180,000
Depreciation and amortization	744,000	169,000	220,000	-	1,133,000
Total assets	32,007,000	8,594,000	5,033,000	(3,741,000)	41,893,000
Capital expenditures	$ 459,000	$ 132,000	$ 83,000	$ -	$ 674,000

The consolidating segment information presented above includes the elimination and consolidation of intersegment transactions.

Net sales and long-lived assets related to operations in the United States and other foreign countries for the fiscal years ended September 30, 2005, 2004, and 2003 are as follows:

	2005	2004	2003
Net sales			
U.S.	$ 36,035,000	$ 36,530,000	$ 34,909,000
Foreign	20,021,000	17,003,000	17,045,000
Total	$ 56,056,000	$ 53,533,000	$ 51,954,000
Long-lived assets			
U.S.	$ 4,710,000	$ 5,059,000	$ 5,324,000
Foreign	1,906,000	2,031,000	1,962,000
Total	$ 6,616,000	$ 7,090,000	$ 7,286,000

U.S. sales include $6,969,000, $5,310,000 and $4,030,000 for export in fiscal years 2005, 2004, and 2003, respectively. Foreign sales principally represent sales from the Company's Europe based subsidiary.

NOTE 9. Stock Option Plans

The Company maintains stock option plans which include both incentive and non-qualified options covering a total of 620,381 shares of common stock reserved for issuance to key employees, including officers and directors, as of September 30, 2005. Such amount includes a total of 200,000 options reserved for issuance under the 2002 Incentive Stock Option Plan, as well as a total of 200,000 options reserved for issuance under the 2002 Non-Qualified Stock Option Plan, approved by the shareholders in May 2002. All options are issued at fair market value at the grant date and are exercisable in varying installments according to the plans. The plans allow for the payment of option exercises through the surrender of previously owned mature shares based on the fair market value of such shares at the date of surrender. There were 39,975 shares available for grant at September 30, 2005.

Changes in outstanding stock options for the three years ended September 30, 2005 are as follows:

	Number of Shares	Weighted Average Exercise Price
Balance - September 30, 2002	218,172	$ 3.24
Options granted	401,508	$ 3.37
Options exercised	(8,597)	$ 3.03
Options forfeited	(48,546)	$ 3.18
Balance - September 30, 2003	562,537	$ 3.34
Options granted	35,000	$ 5.40
Options exercised	(16,470)	$ 2.34
Options forfeited	(25,747)	$ 3.33
Balance - September 30, 2004	555,320	$ 3.50
Options granted	86,000	$ 3.00
Options exercised	(8,355)	$ 2.65
Options forfeited	(50,224)	$ 4.58
Balance - September 30, 2005	582,741	$ 3.35
Price range $2.20-$3.00 (weighted average contractual life of 3.6 years)	283,800	$ 2.79
Price range $3.01-$5.40 (weighted average contractual life of 3.1 years)	298,941	$ 3.88
Exercisable options:		
September 30, 2003	93,546	$ 3.71
September 30, 2004	189,529	$ 3.49
September 30, 2005	288,488	$ 3.29

On April 20, 2000, the Board of Directors granted holders of stock options the right to surrender their underwater options by May 31, 2000 in exchange for a reduced option grant at an exercise price of $3.18 per share, based on the closing market price of the Company's common stock on such date. On May 31, 2000, the Company granted 67,823 new options and cancelled 156,750 options with exercise prices ranging from $6.75 to $8.19 per share. These new grants were treated as repricings and are subject to variable plan accounting pursuant to FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." Accordingly, compensation expense (benefit) is recorded for any changes in the Company's stock price above the price of $3.18. In fiscal 2005, 2004 and 2003, compensation expense (benefit) related to these repriced options was $(67,718), $27,104 and $43,345, respectively.

NOTE 10. Shareholder Rights Plan

On November 14, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan, which declared a dividend of one Common Stock Purchase Right (a Right) for each outstanding share of common stock of the Company to shareholders of record on December 21, 2001. Each Right entitles the holder to purchase from the Company one share of common stock at a purchase price of $15 per share. In the event of the acquisition of or tender offer for 20% or more of the Company's outstanding common stock by certain persons or group without the Board of Directors' consent, such purchase price will be adjusted to equal fifty percent of the average market price of the Company's common stock for a period of thirty consecutive trading days immediately prior to the event. Until the Rights become exercisable, they have no dilutive effect on the Company's earnings per share.

The Rights, which are non-voting and exercisable until November 30, 2011, can be redeemed by the Company in whole at a price of $.001 per Right at any time prior to the acquisition by certain persons or group of 50% of the Company's common stock. Separate certificates for the Rights will not be distributed, nor will the Rights be exercisable, until either (i) a person or group acquires beneficial ownership of 20% or more of the Company's common stock or (ii) the tenth day after the commencement of a tender or exchange offer for 20% or more of the Company's common stock. Following an acquisition of 20% or more of the Company's common shares, each Right holder, except for the 20% or more stockholder, can exercise their Right(s), unless the 20% or more stockholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent Directors of the Company have determined to be fair and in the best interest of the Company and its stockholders. On May 7, 2002, the Company's shareholders approved an amendment of the Company's Certificate of Incorporation to increase the total number of shares of common stock authorized to issue from 10,000,000 to 25,000,000 shares.

NOTE 11. Earnings (Loss) Per Share

The following table provides the components of the basic and diluted loss per share (EPS) computations:

Basic and Diluted EPS Computation	2005	2004	2003
Net loss	$(2,884,621)	$(2,690,594)	$(4,874,154)
Weighted average shares outstanding	4,566,621	4,597,961	4,630,745
Basic and diluted loss per share	$ (.63)	$ (.59)	$ (1.05)

In 2005, 2004 and 2003, 148,645, 238,717 and 70,718 shares, respectively, have been omitted from the calculation of diluted EPS as their effect would have been antidilutive.

NOTE 12. Commitments and Contingencies

The Company occupies certain facilities under operating leases that expire at various dates through 2008. The leases, which cover periods from three to eight years, generally provide for renewal options at specified rental amounts. The aggregate operating lease commitment at September 30, 2005 was $540,000 with minimum rentals for the fiscal years shown as follows: 2006 - $329,000; 2007 - $174,000; and 2008 - $37,000.

The Company is a party to employment agreements with certain of its officers that provide for, among other things, the payment of compensation if there is a change in control without Board of Director approval (as defined in the agreements). The contingent liability under such change in control provisions at September 30, 2005 was approximately $2.2 million. Certain of the Company's employment agreements with its officers provide for a severance benefit at the expiration of the agreement or at a specified date of retirement, absent a change in control, aggregating $1.9 million at September 30, 2005. The Company is amortizing certain of such obligation to expense on the straight-line method through the specified dates of retirement. Such expense amounted to approximately $289,000 and $279,000 in fiscal 2005 and 2004, respectively.

The Company has agreements with certain of its officers to provide a deferred compensation benefit in the form of 97,337 shares of common stock currently held by the Company in treasury. Such shares vest upon retirement or, in the case of 70,647 shares, the expiration of one officer's employment agreement in September 2006. All shares vest earlier under certain occurrences including death, involuntary termination or a change in control of the Company. The market value of such shares approximated $610,000 at the dates of grant, which is being amortized on the straight-line method through the specified dates of retirement or over the term of the employment agreement.

NOTE 13. Litigation

The Company is one of several defendants in a patent infringement suit commenced by Lectrolarm Custom Systems, Inc. in May 2003 in the United States District Court for the Western District of Tennessee. The alleged infringement by the Company relates to its camera dome systems and other products that represent significant sales to the Company. Among other things, the suit seeks injunctive relief and unspecified damages. The Company and its outside patent counsel believe that the complaint against the Company is without merit. The Company is vigorously defending itself and is a party to a joint defense with certain other named defendants. The Company is unable to reasonably estimate a range of possible loss, if any, at this time. Although the Company believes that it has meritorious defenses to such claims, there is a possibility that an unfavorable outcome could ultimately occur that could result in a liability that is material to the Company's results of operations and financial position. The Company may attempt to settle the case. However, there can be no assurance that any settlement can be reached.

In connection with this suit, the Company filed a request with the U.S. Patent and Trademark Office for reexamination of the plaintiff's patent. In April 2005, such request was granted by the U.S. Patent and Trademark Office, who found sufficient evidence to warrant a reexamination of the plaintiff's patent.

In the normal course of business, the Company is a party to certain other claims and litigation. Management believes that the settlement of such claims and litigation, considered in the aggregate, will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 14. Related Party Transactions

As of September 30, 2005, CBC Co., Ltd. and affiliates ("CBC") owned approximately 11.9% of the Company's outstanding common stock. The Company, which has been conducting business with CBC for approximately twenty-six years, imports certain finished products and components through CBC and also sells its products to CBC. The Company purchased approximately $566,000, $651,000 and $832,000 of products and components from CBC in fiscal years 2005, 2004, and 2003, respectively, and the Company sold $362,000, $712,000 and $370,000 of products to CBC for distribution in fiscal years 2005, 2004, and 2003, respectively. At September 30, 2005 and 2004, the Company owed $37,000 and $62,000, respectively, to CBC and CBC owed $32,000 and $55,000, respectively, to the Company resulting from purchases of products.

In fiscal 2003, the Company recognized $180,000 of revenues received from CBC pursuant to the completion of a contract to develop certain new product technology.

Note 15: Asset Purchase

On October 1, 2004, the Company entered into an agreement to purchase all of the operating assets of Videotronic Infosystems GmbH ("Videotronic"), a Germany based video system supplier which was operating under insolvency protection, for 700,000 Eurodollars (approximately $868,000). The purchase was ratified by Videotronic's Creditors on November 26, 2004. During the year ended September 30, 2005, the Company recognized a $211,000 extraordinary gain on the recovery of Videotronic net assets in excess of their allocated purchase price. Such gain includes adjustments to assigned values of accounts receivable, inventories, trade payables and severance liabilities. Pro forma results of operations have not been presented due to the relative insignificance of the operating assets acquired.

Note 16: Recent Accounting Pronouncements

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), "Share-Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123(R) supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two prescribed methods. The "modified prospective" method requires compensation cost to be recognized based on the requirements of SFAS No. 123(R) for all outstanding vested stock option grants and all share-based payments granted after the effective date. Such method allows for the use of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has adopted Statement 123(R) on October 1, 2005. The adoption of this statement will have the effect of reducing net income and earnings per share or increasing net loss and net loss per share as compared to what would have been reported under the current requirements. The Company is presently unable to determine the precise future annual impact of this statement on its results of operations since such determination would require knowledge of future events and facts unknown to the Company at this time. However, at September 30, 2005, the Company had 294,253 unvested options on which future compensation cost will be recognized.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4", which adopts wording from the International Accounting Standards Board's IAS 2, "Inventories", in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs and wasted materials are required to be treated as current period charges rather than as a portion of inventory costs. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. SFAS No. 151 will become effective for the Company's fiscal year ending September 30, 2006. The Company does not expect that the adoption of SFAS No. 151 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 is effective for the Company's fiscal year ending September 30, 2007 and requires retrospective application to prior period financial statements of voluntary changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The Company's consolidated financial position, results of operations or cash flows will only be impacted by SFAS No. 154 if it implements a voluntary change in accounting principle or correct accounting errors in future periods.

NOTE 17. Quarterly Financial Data (unaudited)

Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Earnings (Loss) Per Share Basic	Earnings (Loss) Per Share Diluted
Fiscal 2005					
December	$15,582,000	$ 5,868,000	$ (740,000)	$ (.16)	$ (.16)
March	12,802,000	4,708,000	(1,169,000)	(.26)	(.26)
June	13,991,000	5,319,000	(548,000)	(.12)	(.12)
September	13,681,000	5,101,000	(428,000)	(.09)	(.09)
Total	$56,056,000	$20,996,000	$ (2,885,000)	$ (.63)	$ (.63)
Fiscal 2004					
December	$14,338,000	$ 5,847,000	$ 122,000	$ .03	$ .03
March	12,235,000	4,525,000	(901,000)	(.20)	(.20)
June	13,573,000	5,004,000	(425,000)	(.09)	(.09)
September	13,387,000	4,335,000	(1,487,000)	(.32)	(.32)
Total	$53,533,000	$19,711,000	$ (2,691,000)	$ (.59)	$ (.59)

In the quarter ended September 30, 2004, the Company recognized a $638,000 charge for the phase out of a discontinued product line, which was an addition to an initial assessment charge of $316,000 taken in the previous quarter ended June 30, 2004.

The Company has not declared or paid cash dividends on its common stock for any of the foregoing periods.

Because of changes in the number of common shares outstanding and market price fluctuations affecting outstanding stock options, the sum of quarterly earnings per share may not equal the earnings per share for the full year.

SCHEDULE II

VICON INDUSTRIES, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Years ended September 30, 2005, 2004, and 2003

Description	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
Allowance for uncollectible accounts:				
September 30, 2005	$1,162,000	$198,000	$ 63,000	$1,297,000
September 30, 2004	$1,135,000	$192,000	$165,000	$1,162,000
September 30, 2003	$1,077,000	$546,000	$488,000	$1,135,000

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VICON INDUSTRIES, INC.

By /s/ Kenneth M. Darby Kenneth M. Darby Chairman and Chief Executive Officer	By /s/ John M. Badke John M. Badke Senior Vice President, Finance and Chief Financial Officer

December 29, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated:

VICON INDUSTRIES, INC.

/s/ Kenneth M. Darby Kenneth M. Darby	Chairman and CEO	December 29, 2005 Date
/s/ Clifton H.W. Maloney Clifton H.W. Maloney	Director	December 29, 2005 Date
/s/ Peter F. Neumann Peter F. Neumann	Director	December 29, 2005 Date
/s/ W. Gregory Robertson W. Gregory Robertson	Director	December 29, 2005 Date
/s/ Arthur D. Roche Arthur D. Roche	Director	December 29, 2005 Date

Corporate Directory

Officers

Kenneth M. Darby
Chief Executive Officer

Christopher J. Wall
Managing Director, Vicon Industries, Ltd.

Yigal Abiri
General Manager, Vicon Systems, Ltd.

John M. Badke
Senior Vice President, Finance and
Chief Financial Officer

Peter A. Horn
Vice President, Operations

Bret M. McGowan
Vice President, U.S. Sales and Marketing

Yacov A. Pshtissky
Vice President, Technology
and Development

Joan L. Wolf
Executive Administrator and
Corporate Secretary

Directors

Kenneth M. Darby
Chairman

Clifton H.W. Maloney
President
C.H.W. Maloney & Co., Inc

Peter F. Neumann
Retired President
Flynn-Neumann Agency, Inc.

W. Gregory Robertson
President
TM Capital Corp.

Arthur D. Roche
Retired Executive Vice President
Vicon Industries, Inc.
Retired Partner
Arthur Andersen & Co.

Corporate Headquarters

89 Arkay Drive
Hauppauge, NY 11788
(631) 952-CCTV (2288)

Principal Offices
Hauppauge, New York
Fareham, England
Neumunster, Germany
Yavne, Israel
Zaventem, Belgium

Subsidiaries
Vicon Industries, Ltd.
Vicon Systems, Ltd.

Transfer Agent
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
www.computershare.com

Bank
Washington Mutual Bank
100 Adams Avenue
Hauppauge, NY 11788

General Counsel
Schoeman, Updike & Kaufman LLP
60 East 42nd Street
New York, NY 10165

Auditor
BDO Seidman, LLP
401 Broadhollow Road
Melville, New York, 11747

Vicon and its logo are registered trademarks of Vicon Industries, Inc. Copyright© 2006 Vicon Industries, Inc. All rights reserved.